Exhibit 11

Horace Mann Educators Corporation
Computation of Net Income per Share (Unaudited)
For the Three and Six Months Ended June 30, 2017 and 2016
($ in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Basic:

Net income	$2,261	$11,866	$17,579	$37,019
Weighted average number of common shares during the period	41,368	41,082	41,268	41,200

Net income per share – basic	$0.05	$0.29	$0.43	$0.90

Diluted:

Net income	$2,261	$11,866	$17,579	$37,019
Weighted average number of common shares during the period	41,368	41,082	41,268	41,200
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	123	101	142	97
Common stock units related to deferred compensation for employees	29	56	29	56
Restricted common stock units related to incentive compensation	(27)	75	(23)	63
Total common and common equivalent shares adjusted to calculate diluted earnings per share	41,493	41,314	41,416	41,416

Net income per share – diluted	$0.05	$0.29	$0.42	$0.89